Exhibit 99.1

AMIR REICHMAN, CEO BIOTECH SHOWCASE | JANUARY 2023

2 This communication is not a prospectus or offer of securities for subscription or sale in any jurisdiction. This communication contains forward - looking statements within the meaning of the Private Litigation Reform Act of 1995 . Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward - looking statements . All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward - looking statements . Examples of such statements include, but are not limited to, statements regarding the therapeutic and commercial potential of nanosized antibodies (NanoAbs) ; the pipeline market potential and the timing of NanoAb proof - of - concept studies and clinical trials . These forward - looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd . Risks and uncertainties include, but are not limited to, the risk that the therapeutic and commercial potential of NanoAbs will not be met ; the risk of changes in the pipeline market potential ; the risk of a delay in the preclinical and clinical data for NanoAbs, if any ; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all ; risks relating to the COVID - 19 (coronavirus) pandemic ; BiondVax’s ability to acquire rights to additional product opportunities ; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all ; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required ; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes . More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company's Annual Report on Form 20 - F filed with the Securities and Exchange Commission on March 28 , 2022 . BiondVax undertakes no obligation to revise or update any forward - looking statement for any reason . SAFE HARBOR STATEMENT

3 Collaboration with Max Planck & UMG Top - tier pharma leadership GMP biologics manufacturing facility Extensive drug development expertise Uniquely positioned to advance nanosized antibody innovation from R&D through commercialization

4 THE SCIENCE OF NANOSIZED ANTIBODIES ( NANOAB ) * VHH - antibody is trademarked by ABLYNX N. V., a wholly owned subsidiary of Sanofi, as Nanobody. BiondVax has no affiliation with and is not endorsed by Sanofi. HUMAN ANTIBODY ALPACA - DERIVED NANOAB Alpaca - derived nanosized antibodies (NanoAbs) are also known as VHH - Antibodies *

5 N ANO A B VALUE PROPOSITION Multiple crucial advantages compared to monoclonal antibodies (mAbs) & oral therapies CLINICAL BENEFITS CONVENIENT & FLEXIBLE • Hyper - thermostable = longer shelf life, easier storage & distribution • Multiple, easier routes of administration • Faster antibody discovery, development and production • Superior specificity & binding affinity can increase efficacy • Adaptable half life • Lower immunogenicity • Fewer contraindications • Potentially safer & lower dose

DERISKED NANOAB PATHWAY

NanoAbs feature a **favorable path to market** compared to risks associated with traditional drug development

SOURCE OF RISK	NANOAB	
MOLECULAR TARGET	✓	Validated by existing but sub-optimal mAb therapies
MECHANISM OF ACTION	✓	Well understood
COMPOSITION OF MATTER	TBD	Assessing safety & efficacy of alpaca-derived NanoAbs
COMMERCIAL	+	Solid demand for available mAbs, and underserved populations

VALIDATED THERAPEUTIC USE

First commercial VHH-antibody is blood disorder therapy Caplacizuma – by Ablynx, acquired by Sanofi in 2018 for **$4.8B**

6

BiondVax Pharmaceuticals Ltd.

7 COLLABORATION WITH MAX PLANCK • World - class science & access to leading scientists • NanoAb platform for development of promising potent therapeutics • Patents covering NanoAbs & their manufacturing BIONDVAX MAX PLANCK & UMG 1 Designed to create significant clinical and commercial advantages 1 . Max Planck Institute of Multidisciplinary Sciences and the University Medical Center Göttingen (UMG) • Infectious disease & recombinant protein drug development experience: from lab to Phase 3 clinical trial • Manufacturing, quality, int ’ l regulatory experience • GMP NanoAb manufacturing facility • Top - tier big pharma & biotech leadership expertise Exclusive worldwide license for COVID - 19 asset + exclusive option to exclusively license additional NanoAbs developed through collaboration

COVID-19 NANOAB CANDIDATE HAS A **STRONG COMPETITIVE EDGE**

Max Planck and UMG scientists: Leaders in designing and optimizing NanoAbs

- **Neutralizes Omicron** variants that other mAbs do not
- **Result: >100x stronger** neutralization of variants of concern at low concentrations vs leading mAb(1)
- **Hyperthermostable** to 95°C (200°F)
- **Direct targeting** potential via convenient inhalation administration


THE
EMBO
JOURNAL
Volume 40 Issue 19 | 1 October 2021
Nanobodies targeting
SARS-CoV-2 variants
EMBOpress

SCIENTIFIC COLLABORATORS



PROF. DR. DIRK GÖRLICH

- **Director** Max Planck Institute for BioPhysical Chemistry
- >25K peer-reviewed citations



PROF. DR. MATTHIAS DOBBELSTEIN

- Fellow Max Planck Institute for BioPhysical Chemistry
- UMG Head of Department

AUTHORS OF

> “Neutralization of SARS-CoV-2 by highly potent, hyper-thermostable, & mutation-tolerant nanobodies(2)

1. In-vitro data shows neutralization of all COVID variants of concern including Delta and Omicron | 2. EMBO J (2021) 40: e107985 https://doi.org/10.15252/embj.2021107985. |

8

BiondVax Pharmaceuticals Ltd.

9 85 90 95 100 0 1 2 3 4 5 6 Weight (%) Day INHALED ANTI - COVID - 19 NANOAB PROTECTED HAMSTERS FROM SEVERE DISEASE Significantly milder disease course measured by weight loss in hamsters infected with SARS - COV - 2 and then treated with inhaled anti - COVID - 19 NanoAbs compared to placebo Highly statistically significant difference ( p<0.001 ) Inhaled NanoAb group’s weight declined on average only 3.80% Placebo group ’ s weight declined on average 12.01 % Results reported November 29 , 2022 : https://www.biondvax.com/press - releases/biondvax - reports - successful - results - in - preclinical - in - vivo - study - of - its - innovative - inh aled - covid - 19 - nanoab - therapy Weight as a proxy for efficacy : According to the paper titled Hamsters as a Model of Severe Acute Respiratory Syndrome Coronavirus - 2 , hamsters are “ an ideal animal model of SARS - CoV - 2 infections because they recapitulate many aspects of human infections. ” The paper noted that weight loss in hamsters was reduced when treated with REGN - COV - 2 , a human mAb combination therapy that ultimately received FDA approval for SARS - CoV - 2 treatment. BiondVax has no affiliation with the authors or sponsors of the paper. Placebo NanoAb P< 0.001 The reference model: Weight loss as a function of COVID19 severity in hamsters BiondVax PoC study: Weight loss in the placebo group in line with reference model. Day # 6 results

10 INHALED ANTI - COVID - 19 NANOAB RESULTED IN MILDER AND SHORTER ILLNESS BiondVax ’ s nanosized antibodies (NanoAbs) are being formulated as convenient self - administered inhaled COVID - 19 therapy The inhaled COVID - 19 therapy is BiondVax ’ s first in a new pipeline of innovative alpaca - derived NanoAb therapies addressing diseases with large underserved medical needs and attractive commercial opportunities such as psoriasis and asthma Results reported November 29 , 2022 : https://www.biondvax.com/press - releases/biondvax - reports - successful - results - in - preclinical - in - vivo - study - of - its - innovative - inh aled - covid - 19 - nanoab - therapy Results of main parameter (weight loss) supported by scoring of eight parameters , including heart rate and social behaviors. Milder illness and faster recovery of hamsters infected with SARS - COV - 2 then treated with inhaled anti - COVID - 19 NanoAbs compared to those treated with placebo Day Illness severity 0 1 2 3 4 5 6 0 1 2 3 - 1 NanoAb Placebo Placebo NanoAb P< 0.001

PRECLINICAL IN VIVO STUDY

INHALED ANTI-COVID-19 NANOAB
ELIMINATED VIRAL LOAD IN THE LUNGS



P < 0.0005
***
Log10TCID50/ml
4
3
2
1
0
LLOQ
Placebo
NanoAb

TCID50* is a measure of viral titer (the amount of virus) in lung cells

Over a week after infection, compared to **placebo** group, hamsters treated with BiondVax's **NanoAb** had **over 30 times lower** SARS-COV-2 viral titers in their lungs

These results also **confirmed by PCR**



Study conducted beginning Nov. 2022 on behalf of BiondVax by world renowned institutions The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover (TiHo)

* TCID50 (Tissue Culture Infective Dose that infected 50% of the cells) in NanoAb group was below the detectable level of 57;

11

BiondVax Pharmaceuticals Ltd.

12 Initial waves Mar. 2020 Jan 2021 June Jan 2022 June Dec 23 , 2022 : 779 K cases (3) TARGETING A MATURING MARKET FOR COVID - 19 THERAPY 1 . New England Journal of Medicine. https://www.nejm.org/doi/full/ 10.1056 /NEJMp 2118468 . | 2 . WHO | 3 . Some countries reportedly significantly under reporting “ SARS - CoV - 2 is unlikely to be eliminated, let alone eradicated; it will probably continue to circulate indefinitely in periodic outbreaks and endemics. -- ANTHONY FAUCI, December 2021 . (1) Delta variant Omicron variant Worldwide COVID - 19 Cases REPORTED WEEKLY AS OF DEC 23 , 2022 (2) 20 M cases 10 M

PIPELINE MARKET POTENTIAL

INITIAL FOCUS

2026 PROJECTED TREATMENT MARKET[1]

$2.2B
COVID-19

Lead candidate demonstrating strong competitive edge[3]

FUTURE DERISKED TARGETS

CURRENT MARKET SIZES[2]

- Validated targets of existing mAb treatments
- Short time to value generation, lower risk than mAbs
- Large markets growing at attractive CAGRs

€2.6B
asthma

€10.4B
psoriasis

€5.0B
macular degeneration

€4.5B
psoriatic arthritis

1. EvaluatePharma (via Zacks); 2. 2021, LEK; 3. Based on laboratory research at Max Planck Institute for Biophysical Chemistry (MPG) and University Medicine Göttingen (UMG), and data from BiondVax's ongoing preclinical in vivo trial

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BiondVax Pharmaceuticals Ltd.

NanoAb Development Milestones

2022 - ACHIEVED	2023
Tech transfer: In-house production of COVID NanoAb	Complete COVID NanoAb POC trial with **lower and prophylactic doses**
COVID-19 **neutralization through inhaler**	**Large-scale** and **GMP** production
Omicron neutralization demonstrated at Max Planck; NanoAb to be used in our first-in-human clinical trial	Toxicity studies
European regulatory support for Phase 1/2a safety & efficacy trial*	**Human clinical trial** (Phase 1/2a) of inhaled COVID19 NanoAb
Successful proof of concept (POC) COVID NanoAb in-vivo trial	**Additional NanoAbs license & POC** (e.g. IL-17 psoriasis treatment)

* Paul Ehrlich Institute (PEI) Scientific Advice

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BiondVax Pharmaceuticals Ltd.

15 Uniquely positioned to advance nanosized antibody innovation from R&D through commercialization GMP biologics manufacturing facility Top - tier pharma leadership Collaboration with Max Planck & UMG Extensive drug development expertise

16 GMP MANUFACTURING AND R & D • Analytical methods development combined with best - in - class QC capabilities and equipment • Labs for manufacturing process development and scale up allow for implementation of quality by design and design of experiment principles • GMP suites for up stream fermentation, down stream purification, media and buffer preparations, formulation and aseptic automated filling of PFS & vials • Designed to meet FDA and EMA regulatory standards • Single - use equipment enables: • Adaptable manufacturing processes for a pipeline of different products • Quicker lead times • Faster time - to - market for new products Industry standard aseptic facility: Labs, clean rooms, warehouse, offices BiondVax ’ s 1850 m 2 GMP Biologics Manufacturing Facility | Jerusalem

17 NANOAB PRODUCTION : HIGH YIELD , LOW COST , IN - HOUSE COVID NanoAb 10 15 20 25 30 40 50 60 70 85 100 kDa 0.5 µl Supernatant Yeast: Pichia pastoris Demonstrating efficient, extremely clean process in yeast Batch fermentation yields up to 9 g / litre, indicating kg yields in standard 1000 litre fermenter (WEIGHT)

18 CDMO SERVICES While NanoAb pipeline development is BiondVax ’ s core focus, we also offer CDMO services by leveraging our cGMP manufacturing facility, aseptic fermentation and fill and finish suites, R&D and QC laboratories and experienced professionals. Our CDMO services may support: • Pharmaceutical and biotech companies • Alternative protein food tech companies • Pilot, clinical and process development stages De - risking R&D investments by leveraging internal capabilities ASEPTIC GMP MANUFACTURING SUITES STATE - OF - THE - ART R & D AND QC LABORATORIES PHARMA CMC EXPERIENCE More info biondvax.com/ cdmo

19 Top - tier pharma leadership Collaboration with Max Planck & UMG GMP biologics manufacturing facility Extensive drug development expertise Uniquely positioned to advance nanosized antibody innovation from R&D through commercialization

EXPERIENCED LEADERSHIP



Amir Reichman

CEO

Pharmaceutical engineering & supply chain leadership at GSK Vaccines, Belgium; large projects building vaccine manufacturing sites in Belgium, Italy, Germany, Hungary & US.

- NeuroDerm (R&D)
- Novartis Vaccines (Global Supply Chain)
- GSK Vaccines (Global Engineering)



Tamar Ben-Yedidia

CSO

Co-invented and guided BiondVax's original vaccine candidate through 8 clinical trials including pivotal Phase



Elad Mark

COO

Built manufacturing sites for recombinant protein in China and mABs for Novartis Singapore

- Principal bioprocess engineer
- Novartis (Technical Project Manager - Process)



Uri Ben-Or

CFO



Moran Ahdout Fruchter

Chief Of Staff



Dalit Weinstein-Fischer

VP Technical R&D



Merav Kamensky

Senior Manager QC



Joshua Phillipson

Director IR & Communications

BiondVax Pharmaceuticals Ltd.

20

BOARD BRINGS SIGNIFICANT EXPERTISE

North America based

Mark Germain Chairman	Aentib Group (Managing Director). Founder, director, chairman, and/or investor in over 20 biotech companies
Samuel Moed Director	Bristol Myers Squibb (NYSE: BMY) (Senior Vice President, Corporate Strategy)
Adi Raviv, MBA External Director	Experienced in Wall Street investment banking; Capacity Funding LLC (Principal)
Jay Green External Director	Glaxo SmithKline (NYSE: GSK) Global Vaccines (Senior Vice President Finance and CFO), Gavi (Advisor for COVAX)

Israel based

Amir Reichman, MBA **CEO**	NeuroDerm Ltd (Senior Scientist), Novartis Vaccines USA (R&D and Global Supply chain), GSK Vaccines Belgium (Global Supply Chain and Global Engineering)
Morris C. Laster, MD Director	BioLineRx (CEO, Director), OurCrowd (Partner), Clil Medical (CEO), Vital Spark (CEO), Kitov Pharmaceuticals (Co-founder, Director)
George Lowell, MD Director	ID Biomedical (CSO), Intellivax (Founder), Walter Reed General Hospital (Consultant)
Yael Margolin, PhD External Director	Gamida Cell Ltd. (Nasdaq: GMDA) (President, CEO, Director), Denali Ventures LLC (VP)
Avner Rotman, PhD Director	Biodar (CEO), Rodar (Founder)

21

22 Extensive drug development expertise Top - tier pharma leadership Collaboration with Max Planck & UMG GMP biologics manufacturing facility Uniquely positioned to advance nanosized antibody innovation from R&D through commercialization

23 IN - HOUSE EXPERIENCE & ASSETS Developed flu vaccine initiated in the Weizmann Institute of Science lab of Prof. Ruth Arnon Seven Phase 1 / 2 and 2 clinical trials conducted in Israel, Europe, and USA, each with promising results. US trial funded and conducted by NIH . GMP Manufacturing: Constructed, own and operate facility well - suited for development and production. Fundraising: Nasdaq listed, € 24m EIB loan BiondVax’s drug development, GMP manufacturing, and fundraising capabilities accelerate new programs Pivotal Phase 3 : Seven country, 12,400 participant trial conducted 2018 to 2020 completed on - time and on - budget. Clinical endpoints were not achieved.

24 SELECT FINANCIALS & CAP TABLE • $ 8.3 M cash as of Sept 30 , 2022 • $ 7.3 M net raised in Dec 2022 • ‘ Fully Diluted Shares Out ’ assumes warrants are not exchanged and are exercised, generating an additional $ 15 M cash to the company CAP TABLE As of January 8, 2023 ADS OUTSTANDING Ordinary ADS 3,282,704 Pre - funded ADS 300,000 Primary shares out 3,582,704 Exchangeable $5 Warrants * (Expire 20 Dec 2023) 1,406,100 $5 Warrants (Expire 22 Dec 2025) 1,600,000 Options + RSUs 167,406 Fully Diluted Shares Out 6,756,210 BVXV 24 * Exchangeable warrants may each be exchanged for 0 . 5 ADS before June 20 , 2023 . € 24 M European Investment Bank (EIB) loan payable Dec 31 , 2027 .

25 SIGNIFICANT POTENTIAL FOR VALUE CREATION Creating pipeline of therapeutic drugs based on NanoAb platform Five - year research collaboration with Max Planck & UMG , world - leading research organizations, including exclusive option for exclusive license for additional NanoAbs De - risked R&D strategy by targeting massive, validated addressable markets underserved by current monoclonal antibody therapies such as psoriasis, asthma, psoriatic arthritis and macular degeneration Lead candidate, inhaled NanoAb for treatment and prophylactic prevention of COVID - 19 , has strong competitive edge Well - positioned to bring innovative therapies to market with unique competencies Key catalysts expected in 2023 BIONDVAX.COM | Contact: Joshua Phillipson, Investor Relations j.phillipson@biondvax.com + 972.8.930.2529